APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Salem Gnu Kitchen
Balance Sheet - unaudited
For the period ended 12/31/19

	Current Period [Balance DATE]
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-

Total Other Assets		-
TOTAL ASSETS	**$**	**-**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	-
Business Credit Cards		-
Sales Tax Payable		-
Payroll Liabilities		-
Other Liabilities		-
Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	**$**	**-**
Balance Sheet Check		-

I, ROY BENE, certify that:

1. The financial statements of Salem Gnu Kitchen included in this Form are true and complete in all material respects; and
2. The tax return information of Salem Gnu Kitchen has not been included in this Form as Salem Gnu Kitchen was formed on 06/07/2019 and has not filed a tax return to date.

Signature: DocuSigned by: ROY BENE
94CE241FF112499...

Name: ROY BENE

Title: CEO